September 28, 2007
VIA EDGAR
Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Re: DealerTrack Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-51653
Dear Mr. Kronforst:
This letter sets forth the responses of DealerTrack Holdings, Inc (the “Registrant”) to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced filing, as set forth in your letter dated September 19, 2007 addressed to Robert J. Cox III, Senior Vice President, Chief Financial Officer and Treasurer of the Registrant.
In connection with responding to the Staff’s comments, the Registrant hereby acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. The Staff’s comments are set forth below in bold, followed by the Registrant’s response to each comment.

Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations
Year Ended December 31, 2006 and 2005
Revenue, page 43
1. We note the increases in revenue were due to increases in financing source customers and automobile dealers as well as an increase in volume from existing customers. However, you have provided no indication of the relative impact of each factor. Further, your disclosures do not address the amount of revenue increase attributed to businesses acquired during the periods presented. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
Response: The Registrant acknowledges the Staff’s comment regarding quantification of the impact of certain contributing factors to changes in transaction and subscription revenue, including the impact of transaction volume from new and existing customers, new subscriptions and businesses acquired. Accordingly, the Registrant will provide more specific quantification of the factors (including those mentioned in the previous sentence) that impacted transaction and subscription revenue in its future filings, beginning with the upcoming Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
2. We note the quantitative disclosure of customer-related measures, such as active dealers and active financing sources, provided on page 31. Please tell us whether you use any transaction-based measures as key indicators when measuring performance. For example, please tell us what consideration you have given to disclosing the volume of transactions processed when discussing changes in transaction revenue.
Response: The Registrant does consider the volume of transactions processed as a key indicator of performance and began disclosing the volume of transactions processed in the June 30, 2007 Quarterly Report on Form 10-Q. The volume of transactions processed is disclosed on page 16 of Item 2 for transaction service revenue for the three months ended June 30, 2007 and 2006 and the six months ended June 30, 2007 and 2006.
The Registrant will also disclose in its future filings the volume of transactions processed in the Other Business Statistics Table, beginning with its upcoming Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. For reference, the Other Business Statistics Table can be found on page 13 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
The Registrant will continue to include statistical measures in its future filings to the extent they remain a key indicator of performance.

Note 12. Stock Option and Deferred Compensation Plans
3. We note that you record expense for EBITDA performance awards when management believes with 100% certainty that the performance target will be achieved. Please tell us how your accounting complies with paragraph 44 of SFAS 123(R) which indicates that compensation expense should be accrued if it is probable that the performance condition will be achieved.
Response: The Registrant advises the Staff that it considered the guidance in paragraph 44 of SFAS 123(R) and revised the disclosure in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 from 100% certainty to probable. At December 31, 2006, the Registrant did assess the probability of whether the EBITDA performance target would be met and believed it was not probable due to certain factors which included growth estimates as well earnings from acquired companies with related business integration costs. As a result and in accordance with paragraph 44 of SFAS 123(R), the Registrant did not record any compensation expense for the year ended December 31, 2006.
Prior to the completion of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, but after the filing of the Registrant’s Form 10-K for 2006, the Registrant evaluated actual results for the period January 1, 2007 — April 30, 2007 along with the annual forecast for 2007 and concluded that it was probable that the EBITDA performance threshold for 2007 would be met. As a result, the Registrant began recording compensation expense related to the EBITDA performance award on January 1, 2007.
For revised footnote language, please refer to Footnote 13 on page 9 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
If you have any questions in connection with our responses to your comments, please feel free to call me at (516) 734-3603.
Best regards,

/s/ Robert J. Cox III

Robert J. Cox III
Senior Vice President,
Chief Financial Officer and Treasurer

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